EXHIBIT 10.1

FIRST AMENDMENT OF EMPLOYMENT AGREEMENT

FIRST AMENDMENT OF EMPLOYMENT AGREEMENT (this "Agreement"), effective as of May 1, 2003, between Hercules, Inc., a Delaware corporation (hereinafter called the "Company"), and William H. Joyce, a resident of Connecticut (hereinafter called "Executive").

The Company and the Executive entered in an Employment Agreement effective as of May 8, 2001. The Company and the Executive wish to extend the Term of the Agreement upon the terms and conditions set forth below. In consideration of the foregoing and the mutual agreements herein contained, the parties agree as follows:

1. The Term of the Agreement is hereby extended to April 30, 2004. Thus, Section 1.01(d) of the Agreement is hereby amended to read as follows:

    "(d) April 30, 2004"

2. The definition of "Term" as used in the Agreement shall include the extension of the term of the Agreement to April 30, 2004.

3. The first paragraph of Section 4.01 of the Agreement is hereby amended to read as follows:

    "Termination of Employment. In the event Executive's employment is terminated by the Company other than for Cause (as defined below) prior to a Change in Control, the Company shall pay to Executive, within five (5) days after the date of termination, an amount equal to the Base Salary and Variable Compensation that Executive would have received, had he remained employed hereunder through April 30, 2004, assuming that the Base Salary continued to be paid at the rate in effect immediately before the date of termination and that the Variable Compensation was earned at the target rate, but in any event not less than Three Hundred Thirty Three Thousand Three Hundred Thirty Three Dollars ($333,333)."

4. Section 2.04(b) shall be amended to read as follows:

    "Executive shall receive further grants of stock options or other forms of equity as provided for in the Hercules Incorporated Long Term Incentive Plan, for each calendar year during the Term after 2001, at such times as the Company generally makes stock option grants to other employees of the Company, with the amounts and terms and conditions of such stock options being consistent with Executive's position as Chairman and Chief Executive Officer of the Company."

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Time.

    HERCULES INCORPORATED

    By: /s/ Edward V. Carrington
    _____
    Name: Edward V. Carrington
    Title: Vice President, Human Resources

    EXECUTIVE   /s/ William H. Joyce
    _____
    William H. Joyce